

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2022

Simon Westbrook
Chief Financial Officer
Kyto Technology & Life Science, Inc.
13050 La Paloma Road
Los Altos Hills, CA 94022

   Re: Kyto Technology & Life Science, Inc.
     Form 10-K for the Fiscal Year Ended March 31, 2021
     Filed August 10, 2021
     File Number 000-50390

Dear Mr. Westbrook:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Life Sciences